UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Medytox Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

58509R104

(CUSIP Number)

Sharon Lynne Hollis

400 South Australian Avenue, 8th Floor

West Palm Beach, FL 33401

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58509R104	13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sharon Lynne Hollis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,030,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,030,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,030,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 58509R104	13D	Page 3 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aella Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,500,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 58509R104	13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) P. Wilhelm F. Toothe, Trustee of The Olive Tree Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,500,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 58509R104	13D	Page 5 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Olive Tree Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,500,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 58509R104	13D	Page 6 of 11

Item 1.          Security and Issuer

This Amendment No. 1 to Schedule 13D amends the Statement on Schedule 13D, dated October 1, 2012, with respect to the Common Stock, $0.0001 par value per share (the "Shares"), of Medytox Solutions, Inc., a Nevada corporation (the "Issuer"), filed by Sharon Lynne Hollis. Except as expressly amended below, the Schedule 13D, dated October 1, 2012, remains in effect.

Item 2.          Identity and Background

Item 2 is hereby amended to include the following:

This Amendment No. 1 to Schedule 13D is also being filed by Aella Ltd. ("Aella"), a Bahamian international business corporation, which is wholly-owned by The Olive Tree Trust, of which P. Wilhelm F. Toothe serves as the trustee; by P. Wilhelm F. Toothe, as trustee of The Olive Tree Trust; and by The Olive Tree Trust. Ms. Hollis is the settlor and Ms. Hollis and her family are the beneficiaries of The Olive Tree Trust. The address for each of Aella, Mr. Toothe and The Olive Tree Trust is Suite 104a, Saffrey Square, Bank Lane, P.O. Box N-9306, Nassau, Bahamas.

Mr. Toothe is a partner with the law firm of E.P. Toothe & Associates.

During the last five years, neither Aella, The Olive Tree Trust, nor Mr. Toothe has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and neither Aella, The Olive Tree Trust, nor Mr. Toothe has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following:

This Amendment No. 1 to Schedule 13D is being filed to report, among other things, the transfer of an aggregate 4,500,000 Shares and 1,000 shares of the Issuer's Series B Preferred Stock owned of record by Ms. Hollis to Aella on February 5, 2013; and the issuance to Ms. Hollis of an aggregate 30,000 Shares of the Issuer's restricted Common Stock on March 13, 2014, pursuant to the Issuer's 2013 Incentive Compensation Plan.

In addition, this Amendment No. 1 to Schedule 13D is being filed to report the entering into by Aella of a purchase option agreement (the "Option Agreement") with the Issuer as of March 27, 2014. The Option Agreement grants the Issuer an option to purchase any or all of the 1,000 shares of the Issuer's Series B Preferred Stock owned of record by Aella at any time through March 27, 2016. If all of Aella's shares of Series B Preferred Stock are purchased by the Issuer pursuant to the terms of the Option Agreement, the purchase price would be $5,000,000. If fewer shares are purchased, the purchase price would be adjusted proportionately. Aella also agreed pursuant to the Option Agreement not to transfer or dispose of any shares of the Series B Preferred Stock during the term of the Option Agreement, other than in connection with the Issuer exercising the option. Any exercise of the option is completely at the Issuer's sole discretion. The Issuer did not pay anything to Aella in connection with entering into the Option Agreement with Aella.

CUSIP No. 58509R104	13D	Page 7 of 11

On February 8, 2013, Ms. Hollis, as settlor of The Olive Tree Trust, caused the transfer of all of the outstanding capital stock of Aella to The Olive Tree Trust.

Item 4.       Purpose of Transaction

Item 4 is hereby amended to include the following:

Aella acquired the Shares for investment purposes. As described in Item 3., above, on February 8, 2013, Ms. Hollis, as settlor of The Olive Tree Trust, caused the transfer of all of the outstanding capital stock of Aella to The Olive Tree Trust. Accordingly, as a result of such transfer to The Olive Tree Trust, The Olive Tree Trust and P. Wilhelm F. Toothe, as trustee of The Olive Tree Trust, may be deemed to share dispositive and voting power with Aella with respect to the Shares owned of record by Aella.

Aella may, from time to time, depending upon then market conditions and other factors deemed relevant by Aella, The Olive Tree Trust, and P. Wilhelm F. Toothe, as trustee of The Olive Tree Trust, acquire additional Shares or dispose of the Shares. Neither Aella, the Olive Tree Trust, nor Mr. Toothe has any current plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 58509R104	13D	Page 8 of 11

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

Aella, The Olive Tree Trust, and Mr. Toothe, as trustee of The Olive Tree Trust, will continue to evaluate the Issuer and its management and may, depending upon their then evaluation, seek to formulate plans or proposals, which plans or proposals may result in any of the enumerated actions described above.

Item 5.           Interest in Securities of the Issuer

Item 5 is hereby amended to include the following:

As of February 5, 2013, Ms. Hollis may be deemed to beneficially own 7,500,000 Shares (or approximately 23.0% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of (i) 3,000,000 stock options owned of record by Ms. Hollis (or approximately 9.2% of the total number of Shares of Common Stock of the Issuer deemed outstanding, which includes the aggregate 3,000,000 Shares issuable upon exercise of such stock options), to purchase a like number of Shares of Common Stock; and (ii) 4,500,000 Shares owned of record by Aella (or approximately 15.2% of the total number of Shares of Common Stock of the Issuer outstanding). Ms. Hollis may be deemed to have sole dispositive and voting power over the aggregate 3,000,000 stock options owned of record by Ms. Hollis, and shared dispositive and voting power with Aella with respect to the 4,500,000 Shares owned of record by Aella. Such Shares do not include 1,000 shares of the Issuer's Series B Preferred Stock, owned of record by Aella and which are not convertible into Shares of the Issuer's Common Stock.

As of February 8, 2013, Ms. Hollis may be deemed to beneficially own 3,000,000 Shares (or approximately 9.2% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of the aggregate 3,000,000 stock options owned of record by Ms. Hollis to purchase a like number of Shares of Common Stock. Ms. Hollis may be deemed to have sole dispositive and voting power over the aggregate 3,000,000 stock options owned of record by Ms. Hollis. Such Shares do not include the 4,500,000 Shares owned of record by Aella (or approximately 15.2% of the total number of Shares of Common Stock of the Issuer outstanding), and 1,000 shares of the Issuer's Series B Preferred Stock, owned of record by Aella and which are not convertible into Shares of the Issuer's Common Stock. The capital stock of Aella was transferred to The Olive Tree Trust as of February 8, 2013 by Ms. Hollis as settlor, and accordingly, with respect to the Shares owned of record by Aella, The Olive Tree Trust, P. Wilhelm F. Toothe, as trustee of The Olive Tree Trust, and Aella share dispositive and voting power. Such Shares also do not include Shares owned by a third party entity, and which third party entity is owned by a trust of which P. Wilhelm F. Toothe serves as trustee.

As of March 13, 2014, Ms. Hollis may be deemed to beneficially own 3,030,000 Shares (or approximately 9.1% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of 30,000 Shares of the Issuer's restricted Common Stock, and 3,000,000 stock options owned of record by Ms. Hollis to purchase a like number of Shares of Common Stock. Ms. Hollis may be deemed to have sole dispositive and voting power over the aggregate 3,030,000 Shares, which includes the 3,000,000 stock options owned of record by Ms. Hollis. Such Shares do not include the 4,500,000 Shares owned of record by Aella (or approximately 14.9% of the total number of Shares of Common Stock of the Issuer outstanding), and with respect to such Shares of Common Stock, The Olive Tree Trust, P. Wilhelm F. Toothe, as trustee of The Olive Tree Trust, and Aella share dispositive and voting power; and 1,000 shares of the Issuer's Series B Preferred Stock, owned of record by Aella and which are not convertible into Shares of the Issuer's Common Stock. Such Shares also do not include Shares owned by a third party entity, and which third party entity is owned by a trust of which P. Wilhelm F. Toothe serves as trustee.

CUSIP No. 58509R104	13D	Page 9 of 11

The Issuer granted Ms. Hollis an aggregate 30,000 Shares of restricted Common Stock on March 13, 2014, pursuant to the Issuer's 2013 Incentive Compensation Plan. Such Shares vest in full on September 13, 2014, subject to Ms. Hollis' continued employment with the Issuer.

The Issuer and Aella entered into the Option Agreement, described in Item 3. above, as of March 27, 2014, with respect to the 1,000 shares of the Issuer's Series B Preferred Stock owned of record by Aella.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following:

On March 27, 2014, the Issuer entered into the Purchase Option Agreement, as described under Item 3, above.

Item 7.           Materials to be Filed as Exhibits

Item 7 is hereby amended to include the following:

Exhibit A – Restricted Stock Agreement, dated March 13, 2014, by and between Ms. Hollis and the Issuer (the form of which is incorporated by reference to the Issuer's Form 8-K, dated March 13, 2014).

Exhibit B – Purchase Option Agreement, dated as of March 27, 2014, by and between Aella and the Issuer (the form of which is incorporated by reference to the Issuer's Form 10-K for the fiscal year ended December 31, 2013, and filed on March 31, 2014).

Exhibit C – Joint Filing Agreement pursuant to Rule 13d-1(k).

CUSIP No. 58509R104	13D	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2015	/s/ Sharon Lynne Hollis
Sharon Lynne Hollis

Aella Ltd.

By: /s/ Sharon Lynne Hollis
Sharon Lynne Hollis, President

The Olive Tree Trust

By: /s/ P. Wilhelm F. Toothe____________
P. Wilhelm F. Toothe, Trustee

CUSIP No. 58509R104	13D	Page 11 of 11

Exhibit C

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Amendment No. 1 to Schedule 13D is filed on behalf of each of the undersigned. The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: March 23, 2015

Aella Ltd.

By: /s/ Sharon Lynne Hollis _____
Name: Sharon Lynne Hollis
Its: President

/s/ Sharon Lynne Hollis
Sharon Lynne Hollis, Individually

The Olive Tree Trust

By: /s/ P. Wilhelm F. Toothe, Trustee
Name: P. Wilhelm F. Toothe
Its: Trustee